FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                               February 7, 2005

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X            Form 40-F
                         ---                     ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                     No  X
                   ---                    ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                     No  X
                   ---                    ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                     No  X
                   ---                    ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.


                                                                Total Pages: 6

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           Smith & Nephew plc
                                           (Registrant)


Date: February 7, 2005
                                       By: /s/ Paul Chambers
                                           ------------------------
                                           Paul Chambers
                                           Company Secretary

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SMITH & NEPHEW PLC

2. Name of shareholder having a major interest

FMR Corp and Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Master Trust Bank of Japan 41,200
Brown Brothers Harriman Ltd LUX 287,461
JP Morgan Bournemouth 420,002
Brown Brothers Harriman & Co 10,689,667
JP Morgan Chase Bank 11,871,105
State Street Bank & Trust Company 469,423
Mellon Bank N.A. 760
Bank of New York Brussels 556,881
Bankers Trust London 195,427
Citibank London 181,254
Clydesdale Bank plc 43,900
JP Morgan Bournemouth 419,600
Mellon Bank 382,375
Midland Securities Services 98,127
Northern Trust London 842,626
State Street Bank & Trust Company London 248,700

The following shares are from the assumed conversion of 128,510 ADRs (5 ordinary shares per ADR):

Brown Brothers Harriman & Co    642,500
JP Morgan Chase   50


5. Number of shares / amount of stock acquired

6. Percentage of issued class



7. Number of shares / amount of stock disposed

9,122,100

8. Percentage of issued class

0.97%

9. Class of security

Ordinary Shares of 12 2/9p

10. Date of transaction

01.02.2005

11. Date company informed

02.02.2005

12. Total holding following this notification

27,391,058

13. Total percentage holding of issued class following this notification

2.92%

14. Any additional information



15. Name of contact and telephone number for queries

Kate Cummins - Company Secretarial Assistant
0207 960 2251

16. Name and signature of authorised company official responsible for making this notification

Kate Cummins - Company Secretarial Assistant

Date of notification

02.02.2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Smith & Nephew plc           T 44 (0) 207 401 7646         [LOGO OMITTED] We are smith&nephew
15 Adam Street               F 44 (0) 207 960 2350
London WC2N 6LA              www.smith-nephew.com
England


Smith & Nephew Announces Deputy Chairman


3 February 2005

Smith & Nephew today announces the appointment of John Buchanan as a non-executive director and Deputy Chairman of Smith & Nephew plc. Mr Buchanan, formerly Group Chief Financial Officer of BP p.l.c., is a non-executive director of Vodafone Group Plc, AstraZeneca PLC and BHP Billiton. He was a member of the United Kingdom Accounting Standards Board from 1997 to 2001 and a non-executive director of Boots Group PLC from 1997 to 2003.

Dudley Eustace, Chairman, commenting on the appointment, said; "We value John's experience of global businesses and his international outlook. We believe he will make a strong contribution to the Board and business of Smith & Nephew. On behalf of the Board I welcome John to Smith & Nephew and look forward to working with him."

There are no details relating to the appointment of John Buchanan that are required to be disclosed pursuant to paragraph 6.F.2 (b-g) of the Listing Rules of the UK Listing Authority.

Enquiries

Dudley Eustace                                        Tel: +44 (0) 20 7960 2201
Chairman

Chris O'Donnell                                       Tel: +44 (0) 20 7960 2201
Chief Executive Officer

Investors/Media

Liz Hewitt                                            Tel: +44 (0) 20 7960 2256
Smith & Nephew Group Director Corporate Affairs


About us

Smith & Nephew is a global medical technology business, specialising in Orthopaedics, Endoscopy and Advanced Wound Management products. Smith & Nephew is a global leader in arthroscopy and advanced wound management and is one of the fastest growing global orthopaedics companies.

Smith & Nephew is dedicated to helping improve people's lives. The company prides itself on the strength of its relationships with its surgeons and professional healthcare customers, with whom its name is synonymous with high standards of performance, innovation and trust. The company has over 8,000 employees and operates in 32 countries around the world generating annual sales of (GBP)1.25 billion.



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